UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        John A. Dore
        c/o American Country Holdings Inc.
        222 N. LaSalle, Suite 1600
        Chicago, Illinois  60601

        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        American Country Holdings Inc.
        ACHI

   3.   IRS or Social Security Number of Reporting Person (Voluntary):



   4.   Statement for Month/Year:

        April 2002

   5.   If Amendment, Date of Original (Month/Year):



   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director ( ) 10% Owner (x) Officer (give title below)
        ( ) Other (specify below):
		Chairman, President and Chief Executive Officer

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person





               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned

                                                                      5. Amount of
                      2. Trans-                                        Securities       6. Owner-
                       action   3. Trans-                             Beneficially      ship Form:
        1. Title of     Date      action   4. Securities Acquired     Owned at End    Direct (D) or  7. Nature of Indirect
         Security      (Month/     Code    (A) or Disposed of (D)       of Month       Indirect (I)  Beneficial Ownership
        (Instr. 3)    Day/Year) (Instr. 8)   (Instr. 3, 4 and 5)    (Instr. 3 and 4)    (Instr. 4)        (Instr. 4)
        -----------   --------- ---------- ----------------------   ----------------  -------------  ---------------------
                                Code   V   Amount (A)or(D)  Price
                                ----   -   ------ --------  -----
     Common           04/01/02  U      V   507,231   D      $2.10       -0-                 D
     Stock,
     $.01 par
     value

     Common           04/01/02  U      V     3,000   D      $2.10       -0-                 I        IRA
     Stock,
     $.01 par
     value

     Common           04/01/02  U      V     4,000   D      $2.10       -0-                 I       Keogh
     Stock,
     $.01 par
     value

     Common           04/01/02  U      V     3,300   D      $2.10       -0-                 I       As trustee for
     Stock,                                                                                         Christopher L. Dore
     $.01 par
     value

     Common           04/01/02  U      V     3,565   D      $2.10       -0-                 I       As trustee for
     Stock,                                                                                         John A. Dore II
     $.01 par
     value







                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                                   10.
                                                                                                           9.     Owner-
                                                5.                                                       Number    ship
                  2.                          Number                                                    of Deri- Form of    11.
                Conver-                     of Deriv-                                                    vative   Deri-   Nature
                sion or                       ative                                                     Securi-   vative    of
                 Exer-                        Secur-                                                      ties    Secur-   Indi-
                 cise     3.                  ities                                7.            8.     Benefi-    ity:    rect
         1.      Price  Trans-               Acquired            6.            Title and       Price     cially   Direct  Benefi-
      Title of    of    action      4.        (A) or         Date Exer-        Amount of      of Deriv- Owned at  (D) or   cial
       Deriv-   Deriv-   Date     Trans-     Disposed       cisable and        Underlying      ative     End of  Indirect Owner-
        ative    ative  (Month/   action      of (D)         Expiration        Securities     Security   Month     (I)     ship
      Security  Secur-   Day/      Code     (Instr. 3,      Date(Month/        (Instr. 3      (Instr.   (Instr.  (Instr.  (Instr.
     (Instr. 3)   ity    Year)  (Instr. 8)   4 and 5)        Day/Year)           and 4)         5)        4)       4)       4)
     ---------- ------- ------- ----------  ----------    ---------------  ------------------ --------  -------- -------- -------
                                 Code   V    (A)  (D)     Date
                                 ----   -    ---  ---     Exer-  Expir-             Amount or
                                                          cis-   ation              Number of
                                                          able   Date      Title    Shares
                                                          -----  ------    -----    ---------
     Class A    $1.925 04/01/02  U      V         142,857 Immed. 12/29/05  Common   142,857   $0.175    -0-      D
     Warrants                                                              Stock,
     (right to                                                             $.01 par
     buy)(1)                                                               value



     Explanation of Responses:

     (1) Each Warrant was sold as part of a Unit that consisted of one share of Common Stock of the Company and one five-year Common Stock purchase Warrant. The purchase price of each Unit was $1.75, and the Warrant exercise price is $1.925, subject to adjustment.

   SIGNATURE OF REPORTING PERSON:


   /s/ John A. Dore
   ------------------------------
       John A. Dore


   Dated:  April 22, 2002